SWDocIDSCHEDULE 13D/A

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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)

                          DUCKWALL-ALCO STORES, INC.
                                (Name Of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    264142100
                                 (CUSIP Number)

                             MR. ROBERT L. WOODARD
                             Kansas Public Employees
                                Retirement System
                       611 South Kansas Avenue, Suite 100
                              Topeka, KS 66603-3803
                                 (785) 296-6666

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               OCTOBER 17, 2003
            (Date of Event Which Requires Filing of this Statement)





      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box if a fee is being paid with this statement [ ].


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                                 SCHEDULE 13D/A

CUSIP Number 264142100

1.    Name of Reporting Persons S.S. or I.R.S.
      Identification Nos. of Above Persons

      Kansas Public Employees Retirement System; IRS
      Tax Id #48-0944170

2.    Check the Appropriate Box if a Member of a          (a) /X/
      Group
                                                            (b)
3.    SEC Use Only

4.    Source of Funds (See Instructions)                    OO

5.    Check Box if Disclosure of Legal Proceedings    Not Applicable
      is Required Pursuant to Item 2(d) or 2(e)

6.    Citizenship or Place of Organization                Kansas

7.    Sole Voting Power                                   530,300

8.    Shared Voting Power

9.    Sole Dispositive Power                              530,300

10.   Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each         530,300
      Reporting Person

12.   Check Box if the Aggregate Amount in Row (11)   Not Applicable
      Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount In Row       12.61%
      (11)

14.   Type of Reporting Person (See Instructions)           EP



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CUSIP Number 264142100

1.   Name of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons

     K.D.F., a Massachusetts Nominee Partnership;
     IRS Tax ID #48-0930440

2.   Check the Appropriate Box if a Member of a          (a) /X/
     Group
                                                           (b)
3.   SEC Use Only

4.   Source of Funds (See Instructions)                     OO

5.   Check Box if Disclosure of Legal Proceedings     Not Applicable
     is Required Pursuant to Item 2(d) or 2(e)

6.   Citizenship or Place of Organization             Massachusetts

7.   Sole Voting Power                                      0

8.   Shared Voting Power                                    0

9.   Sole Dispositive Power                                 0

10.  Shared Dispositive Power                               0

11.  Aggregate Amount Beneficially Owned by Each            0
     Reporting Person

12.  Check Box if the Aggregate Amount in Row (11)    Not Applicable
     Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row         0.0%
     (11)

14.  Type of Reporting Person (See Instructions)            PN

CUSIP Number 264142100

1.   Name of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons

     Robert L. Woodard

2.   Check the Appropriate Box if a Member of a           (a)/X/
     Group
                                                           (b)
3.   SEC Use Only

4.   Source of Funds (See Instructions)                     OO

5.   Check Box if Disclosure of Legal Proceedings     Not Applicable
     is Required Pursuant to Item 2(d) or 2(e)

6.   Citizenship or Place of Organization             United States

7.   Sole Voting Power                                       0

8.   Shared Voting Power                                     0

9.   Sole Dispositive Power                                  0

10.  Shared Dispositive Power                                0

11.  Aggregate Amount Beneficially Owned by Each             0
     Reporting Person

12.  Check Box if the Aggregate Amount in Row (11)    Not Applicable
     Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row         0.0%
     (11)

14.  Type of Reporting Person (See Instructions)            IN

      This Amendment No. 7 to Schedule 13D is a joint filing by the Kansas Public Employees Retirement System ("KPERS"), K.D.F., a Massachusetts Nominee Partnership ("K.D.F.") and Robert L. Woodard ("Mr. Woodard"). Pacholder Associates, Inc. ("PAI") and Portfolio Advisors, LLC. ("Portfolio") previously filed jointly with KPERS and K.D.F., but no longer do as described in Amendment No. 6 to Schedule 13D filed August 28, 1998. Since August 1998, PAI and Portfolio have not been responsible for managing KPERS' investments and no longer have shared voting and dispositive power over securities beneficially owned by KPERS and held of record by K.D.F., as nominee. This filing is an amendment to previous joint filings by KPERS, K.D.F., PAI and Portfolio.

ITEM 1. SECURITY AND ISSUER
        -------------------

      This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Duckwall-Alco Stores, Inc. (the "Company"). The address of the Company's principal office is 401 Cottage Street, Abilene, Kansas 67410.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

      (a-c,f) This Schedule 13D is filed by KPERS, K.D.F. and Mr. Woodard. KPERS is an instrumentality of the State of Kansas with a business address of 611 South Kansas Avenue, Suite 100, Topeka, Kansas 66603-3803. KPERS is an umbrella organization which administers funds for members of participating public employers to provide for their retirement, death or termination of employment. K.D.F. is a Massachusetts nominee partnership, acting by and on behalf of KPERS as its nominee. K.D.F.'s address is c/o Mellon Trust, One Cabot Road, Medford, MA 02155. The business address of K.D.F.'s partners is the same as that of K.D.F. Mr. Woodard is the chief investment officer of KPERS and is also a member of the board of directors of the Company. Mr. Woodard's business address is 611 S. Kansas Avenue, Suite 200, Topeka, Kansas 66603. Mr. Woodard is a citizen of the United States of America.

      (d) During the last five years none of KPERS, K.D.F., Mr. Woodard nor any of the officers, partners, directors or trustees of KPERS or K.D.F. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years none of KPERS, K.D.F., Mr. Woodard nor any of the officers, partners, directors or trustees of KPERS or K.D.F. were a party to a civil proceeding as a result of which a judgment or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION
        ---------------------------------------------------

      No funds have been used in the acquisition of beneficial ownership of Common Stock by the filers since the reorganization of the Company on May 29, 1991 (see Item 4 below).





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ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

      On October 17, 2003, KPERS sold 175,000 shares of Common Stock for $12.25 per share. KPERS holds the remaining Common Stock as described in Item 5 below for investment purposes and in connection with this ownership holds one seat on the Company's Board of Directors, although this seat is not of right.

      The shares of Common Stock which are the subject of this filing are deemed to be held by a "controlling person", as defined by the Securities Act of 1933 (the "Act"). As such, limited public market sales may occur pursuant to Rule 144 promulgated under the Act ("Rule 144") and private sales under Section 4 of the Act ("Section 4"), and as a result, from time to time KPERS may elect to dispose of securities of the Company pursuant to the restrictions of Rule 144 or Section
4. Any determinations of sale will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to KPERS, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

      Except for as described under this Item 4, KPERS has no any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, KPERS reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as it may determine.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
        -------------------------------------

      (a) Currently, KPERS beneficially owns 530,300 shares of Common Stock. Based on the number of shares outstanding as of August 3, 2003 as indicated on the Company's quarterly report on Form 10-Q for the period ended August 3, 2003, KPERS beneficially owns 12.61% of all issued and outstanding shares of Common Stock. Mr. Woodard and K.D.F. disclaim beneficial ownership in any of the shares beneficially owned by KPERS.

      (b) KPERS has the sole power (i) to cause K.D.F. to dispose of the 530,300 shares of Common Stock; and (ii) to vote any shares of Common Stock currently owned.

      (c-e)None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        ----------------------------------------------------------------------
       TO SECURITIES OF THE ISSUER
       ---------------------------

      None.

ITEM 7. EXHIBITS
        --------

1.    Statement of Joint Filers.



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2003              KANSAS PUBLIC EMPLOYEES RETIREMENT
                              SYSTEM

                              /s/ Robert L. Woodard
                              ----------------------------------------
                              Robert L. Woodard, Chief Investment
                              Officer


November 6, 2003              K.D.F., A MASSACHUSETTS NOMINEE
                              PARTNERSHIP

                                 /s/ Maria Serra
                              ----------------------------------------
                              Maria Serra, General Partner


                              /s/ Robert L. Woodard
                              ----------------------------------------
November 6, 2003              Robert L. Woodard




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                                                                      Exhibit 1


                            STATEMENT OF JOINT FILING

      Pursuant to Reg. Section 240.13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, the foregoing Schedule 13D/A is filed on behalf of the Kansas Public Employees Retirement System and K.D.F.

November 6, 2003              KANSAS PUBLIC EMPLOYEES RETIREMENT
                              SYSTEM

                              /s/ Robert L. Woodard
                              ----------------------------------------
                              Robert L. Woodard, Chief Investment
                              Officer


November 6, 2003              K.D.F., A MASSACHUSETTS NOMINEE
                              PARTNERSHIP

                                 /s/ Maria Serra
                              ----------------------------------------
                              Maria Serra, General Partner


                                 /s/ Robert L. Woodard
                              ----------------------------------------
November 6, 2003              Robert L. Woodard